UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 4)
RULE 13E-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

ChinaEdu Corporation

(Name of Issuer)

ChinaEdu Corporation
ChinaEdu Holdings Limited
ChinaEdu Merger Sub Limited
Shawn Ding
Moral Known Industrial Limited
Julia Huang
South Lead Technology Limited
Gegeng Tana
Mei Yixin
Pan Zhixin
Ellen Huang
InterVision Technology Ltd.
MLP Holdings Limited
New Value Technology Limited
Lingyuan Furong Investment Mgmt Co., Ltd.
McGraw-Hill Global Education Intermediate Holdings, LLC
Weblearning Company Limited
Guo Young

(Name of Persons Filing Statement)

Ordinary Shares, par value $0.01 per share
American Depositary Shares, each representing 3 Ordinary Shares

(Title of Class of Securities)

16945L107 (1)

(CUSIP Number of Class of Securities)

(1)	This CUSIP number applies to the Issuer’s American Depositary Shares, each of which represents 3 Ordinary Shares. No CUSIP has been assigned to the Ordinary Shares.

Mei Yixin, Chief Financial Officer
ChinaEdu Corporation
4 th Floor-A, GeHua Building
No. 1 Qinglong Hutong, Dongcheng District
Beijing, 100007
The People’s Republic of China
+86 10 84186655
Facsimile: +86 10 84187331

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Persons Filing Statement)

with copies to:

Loeb & Loeb LLP Suite 4301, Tower C, Beijing Yintai Center 2 Jianguomenwai Daije, Chaoyang District Beijing 100022, P.R. China Attention: Roger Peng Facsimile: +86 10 5954 3501	Ropes & Gray LLP 41 st Floor, One Exchange Square 8 Connaught Place Central, Hong Kong Attention: Paul W. Boltz, Jr. Facsimile: +852 3664 6588

This statement is filed in connection with (check the appropriate box):

a. ☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$30,686,203.58	$3,952.38

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the aggregate cash payment for the proposed per share cash payment of $2.33 for 13,153,723 outstanding ordinary shares (including shares represented by the American depositary shares) of the issuer subject to the transaction.

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2014 was calculated by multiplying the transaction value by 0.00012880.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,906.16	Filing Party: ChinaEdu

Form or Registration No.: 005-38714	Date Filed: 3/17/14

INTRODUCTORY STATEMENT

This Amendment No.4 (the “Amendment”) to the Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits thereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person”, and collectively, the “Filing Persons”): (a) ChinaEdu Corporation, a Cayman Islands company (the “Company”), the issuer of the ordinary shares, par value $0.01 per share (each, a “Share” and collectively, the “ Shares”), including the Shares represented by the American depositary shares (“ADSs”), each representing 3 Shares, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) ChinaEdu Holdings Limited (“Holdings”), an exempted company with limited liability incorporated in the Cayman Islands; (c) ChinaEdu Merger Sub Limited (“Merger Sub”), an exempted company with limited liability incorporated in the Cayman Islands; (d) Shawn Ding, the chief executive officer and a director of the Company; (e) Moral Known Industrial Limited, a business company incorporated in the British Virgin Islands; (f) Julia Huang, the executive chairman of the board of directors of the Company; (g) South Lead Technology Limited, a business company incorporated in the British Virgin Islands; (h) Gegeng Tana; (i) Mei Yixin; (j) Pan Zhixin; (k) Ellen Huang; (l) InterVision Technology Ltd., a business company incorporated in the British Virgin Islands; (m) MLP Holdings Limited; (n) New Value Technology Limited, a business company incorporated in the British Virgin Islands; (o) Lingyuan Furong Investment Mgmt Co., Ltd., a business company incorporated in the British Virgin Islands; (p) McGraw-Hill Global Education Intermediate Holdings, LLC, a Delaware limited liability company; (q) Weblearning Company Limited, a business company incorporated in the British Virgin Islands; and (r) Guo Young.

This Amendment relates to the agreement and plan of merger dated as of December 31, 2013 (the “Merger Agreement”), by and among the Company, Holdings and Merger Sub, providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving corporation after the Merger as a wholly-owned subsidiary of Holdings, and the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Appendix 1 to the Merger Agreement (the “Cayman Plan of Merger”).

This final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is subject to the Transaction Statement.

All information contained in this final Amendment concerning any of the Filing Persons has been provided by such Filing Persons.

ITEM 15. Additional Information

On April 18, 2014, at 2:00 p.m. (Beijing time), an extraordinary general meeting of the shareholders of the Company was held at 4th Floor-A, GeHua Building, No. 1 Qinglong Hutong, Dongcheng District, Beijing, 100007. At the extraordinary general meeting, the shareholders of the Company voted to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, and the proposal to authorize the directors and the officers to do all things necessary to give effect to the Merger Agreement.

On April 22, 2014, the Company and Merger Sub filed a plan of merger with the Cayman Islands Registrar of Companies. The Cayman Islands Registrar of Companies issued a certificate of merger dated April 23, 2014, pursuant to which the Merger became effective on April 23, 2014. As a result of the Merger, the Company will continue its operations as a wholly owned subsidiary of Holdings.

At the effective time of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger was cancelled in exchange for the right to receive $2.33 and each ADS was cancelled in exchange for the right to receive $7.00, in each case, in cash, without interest and net of any applicable withholding taxes, except for (a) Shares owned immediately prior to the effective time of the Merger by Shawn Ding, Moral Known Industrial Limited, Julia Huang, South Lead Technology Limited, Gegeng Tana, Mei Yixin, Pan Zhixin, Ellen Huang, InterVision Technology Ltd., MLP Holdings Limited, New Value Technology Limited, Lingyuan Furong Investment Mgmt Co., Ltd., McGraw-Hill Global Education Intermediate Holdings, LLC, Weblearning Company Limited and Guo Young, which were subject to a contribution agreement dated December 31, 2013 (the “Contribution Agreement”) whereby such shareholders agreed to contribute such Shares (except, in the case of McGraw-Hill Global Education Intermediate Holdings, LLC, limited to 3,377,336 Shares held by it) (the “Rollover Shares”) to Holdings, which contributed Rollover Shares, in accordance with the Contribution Agreement, were exchanged for the right to subscribe for the ordinary shares, par value $0.001 per share, of Holdings and were cancelled and ceased to exist at the effective time of the Merger, (b) Shares and ADSs beneficially owned immediately prior to the effective time of the Merger by the Company as treasury shares, held in brokerage accounts in the Company’s name, or issued to The Bank of New York and reserved for future grants under the Company’s 2010 Equity Incentive Plan (the “Company Plan”), which, by virtue of the Merger and without any action on the part of their holders, ceased to be outstanding and were cancelled and ceased to exist without payment of any consideration or distribution therefor, and (c) the Shares owned by shareholders who validly exercised and did not effectively with or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law, as amended, of the Cayman Islands. The Company did not receive any notice of objection from any shareholder prior to the vote to approve the Merger.

At the effective time of the Merger, each option to purchase Shares (each, a “Company Option”) granted pursuant to the Company Plan then outstanding and unexercised, whether or not vested, was cancelled and converted into and exchanged for an option to acquire one fully paid and non-assessable ordinary share, par value $0.001 per share, of Holdings (each, a “Holdings Option”). Each Holdings Option has an exercise or purchase price equal to the exercise or purchase price of the corresponding Company Option. Each Holdings Option retained the same grant date, the same vesting or exercise schedule, the same term and expiration date and substantially the same other material terms and conditions as each Company Option.

At the effective time of the Merger, each restricted stock unit granted pursuant to the Company Plan (each, a “Company RSU”) was cancelled and converted into and exchanged for a restricted stock unit of Holdings (each, a “Holdings RSU”). Each Holdings RSU was subject to the same terms and conditions as each Company RSU.

As a result of the Merger, the ADSs of the Company will no longer be listed on any securities exchange or quotation system, including NASDAQ. In addition, 90 days after the filing of Form 15 in connection with the transaction, or such shorter period as may be determined by the SEC, the registration of the ADSs of the Company and the Shares underlying them and the reporting obligations of the Company under the Exchange Act will be terminated.

ITEM 16. Exhibits

(a)-(1)	Proxy Statement of the Company dated March 17, 2014 (the “Proxy Statement”).*
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a)-(3)	Proxy Card, incorporated herein by reference to the Proxy Statement.
(a)-(4)	ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.
(a)-(5)	Press Release issued by the Company, dated December 31, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 31, 2013.
(b)-(1)	Voting Agreement, dated December 31, 2013, incorporated herein by reference to Exhibit 99.6 to Schedule 13D/A filed by Shawn Ding and Moral Known Industrial Limited on January 2, 2014.
(b)-(2)	Contribution Agreement, dated December 31, 2013, incorporated herein by reference to Exhibit 99.7 to Schedule 13D/A filed by Shawn Ding and Moral Known Industrial Limited on January 2, 2014.
(b)-(3)	USD30,000,000 Facility Agreement (Holdco), dated December 24, 2013, incorporated herein by reference to Exhibit 99.8 to Schedule 13D/A filed by Shawn Ding and Moral Known Industrial Limited on January 2, 2014.
(b)-(4)	Consortium Agreement, dated August 16, 2013, incorporated herein by reference to Exhibit 3 to Schedule 13D/A filed by Shawn Ding and Moral Known Industrial Limited on August 20, 2013.
(b)-(5)	First Amendment to Consortium Agreement, dated December 5, 2013, incorporated herein by reference to Exhibit 4 to Schedule 13D/A filed by Shawn Ding and Moral Known Industrial Limited on December 6, 2013.
(b)-(6)	Shareholders Agreement, dated December 31, 2013, incorporated herein by reference to Exhibit 99.9 to Schedule 13D/A filed by Shawn Ding and Moral Known Industrial Limited on January 2, 2014.
(c)-(1)	Opinion of Houlihan Lokey (China) Limited, dated December 30, 2013, incorporated herein by reference to Annex B to the Proxy Statement.
(c)-(2)	Discussion Materials prepared by Houlihan Lokey (China) Limited for discussion with the independent committee of the board of directors of the Company, dated December 30, 2013.*
(d)-(1)	Agreement and Plan of Merger dated as December 31, 2013, by and among the Company, Holdings and Merger Sub incorporated herein by reference to Annex A-1 to the Proxy Statement.
(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.
(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.
(g)	Not applicable.

* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2014

ChinaEdu Corporation

By:	/s/ Samuel Yen
Name:	Samuel Yen
Title:	Chairman of the Independent Committee

ChinaEdu Holdings Limited

By:	/s/ Shawn Ding
Name:	Shawn Ding
Title:	Director

By:	/s/ Julia Huang
Name:	Julia Huang
Title:	Director

ChinaEdu Merger Sub Limited

By:	/s/ Shawn Ding
Name:	Shawn Ding
Title:	Director

By:	/s/ Julia Huang
Name:	Julia Huang
Title:	Director

Shawn Ding

/s/ Shawn Ding
Shawn Ding

Moral Known Industrial Limited

By:	/s/ Shawn Ding
Name:	Shawn Ding
Title:	Director

Julia Huang

/s/ Julia Huang
Julia Huang

South Lead Technology Limited

By:	/s/ Julia Huang
Name:	Julia Huang
Title:	Director

Gegeng Tana

/s/Gegeng Tana
Gegeng Tana

Mei Yixin

/s/ Mei Yixin
Mei Yixin

Pan Zhixin

/s/ Pan Zhixin
Pan Zhixin

Ellen Huang

/s/ Ellen Huang
Ellen Huang

InterVision Technology Ltd.

By:	/s/ Roger Peng
Name:	Roger Peng
Title:	Director

MLP Holdings Limited

By:	/s/ Roger Peng
Name:	Roger Peng
Title:	Director

New Value Technology Limited

By:	/s/ Lucy Li
Name:	Lucy Li
Title:	Director

Lingyuan Furong Investment Mgmt Co., Ltd.

By:	/s/ Wang Fu Shyi
Name:	Wang Fu Shyi
Title:	Director

McGraw-Hill Global Education Intermediate Holdings, LLC

By:	/s/ David Stafford
Name:	David Stafford
Title:	Senior Vice President and General Counsel

Weblearning Company Limited

By:	/s/ Wang Fu Shyi
Name:	Wang Fu Shyi
Title:	Director

Guo Young

/s/ Guo Young
Guo Young

EXHIBIT INDEX

(a)-(1)	Proxy Statement of the Company dated March 17, 2014 (the “Proxy Statement”).*
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a)-(3)	Proxy Card, incorporated herein by reference to the Proxy Statement.
(a)-(4)	ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.
(a)-(5)	Press Release issued by the Company, dated December 31, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 31, 2013.
(b)-(1)	Voting Agreement, dated December 31, 2013, incorporated herein by reference to Exhibit 99.6 to Schedule 13D/A filed by Shawn Ding and Moral Known Industrial Limited on January 2, 2014.
(b)-(2)	Contribution Agreement, dated December 31, 2013, incorporated herein by reference to Exhibit 99.7 to Schedule 13D/A filed by Shawn Ding and Moral Known Industrial Limited on January 2, 2014.
(b)-(3)	USD30,000,000 Facility Agreement (Holdco), dated December 24, 2013, incorporated herein by reference to Exhibit 99.8 to Schedule 13D/A filed by Shawn Ding and Moral Known Industrial Limited on January 2, 2014.
(b)-(4)	Consortium Agreement, dated August 16, 2013, incorporated herein by reference to Exhibit 3 to Schedule 13D/A filed by Shawn Ding and Moral Known Industrial Limited on August 20, 2013.
(b)-(5)	First Amendment to Consortium Agreement, dated December 5, 2013, incorporated herein by reference to Exhibit 4 to Schedule 13D/A filed by Shawn Ding and Moral Known Industrial Limited on December 6, 2013.
(b)-(6)	Shareholders Agreement, dated December 31, 2013, incorporated herein by reference to Exhibit 99.9 to Schedule 13D/A filed by Shawn Ding and Moral Known Industrial Limited on January 2, 2014.
(c)-(1)	Opinion of Houlihan Lokey (China) Limited, dated December 30, 2013, incorporated herein by reference to Annex B to the Proxy Statement.
(c)-(2)	Discussion Materials prepared by Houlihan Lokey (China) Limited for discussion with the independent committee of the board of directors of the Company, dated December 30, 2013.*
(d)-(1)	Agreement and Plan of Merger dated as December 31, 2013, by and among the Company, Holdings and Merger Sub incorporated herein by reference to Annex A-1 to the Proxy Statement.
(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.
(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.
(g)	Not applicable.

*Previously filed.